UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE,
SAVINGS AND SIMILAR PLANS PURSUANT TO SECTION 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2003

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to

Commission file number 000-18231

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

ATRIX LABORATORIES, INC. 401(k) SAVINGS & RETIREMENT PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

ATRIX LABORATORIES, INC.

2579 Midpoint Drive
FORT COLLINS, COLORADO 80525

ATRIX LABORATORIES, INC.
401(k) SAVINGS AND RETIREMENT PLAN

Financial Statements
and
Report of Independent Registered Public Accounting Firm
December 31, 2003 and 2002

REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM

To the Plan Administrator and Committee
Atrix Laboratories, Inc. 401(k) Savings and Retirement Plan
Fort Collins, Colorado

We have audited the accompanying statements of net assets available for benefits of Atrix Laboratories, Inc. 401(k) Savings and Retirement Plan (the “Plan”) as of December 31, 2003 and 2002, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform our audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2003 and 2002, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets (Held At End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audit of the basic 2003 financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Ehrhardt Keefe Steiner & Hottman PC

September 15, 2004
Denver, Colorado

ATRIX LABORATORIES, INC.
401(k) SAVINGS AND RETIREMENT PLAN

Statements of Net Assets Available for Benefits
Participant Directed Investments

		December 31,
		2003	2002
	Assets
Investments in pooled separate accounts		$4,437,221	$3,270,490
Guaranteed interest account		227,337	188,106
Atrix Laboratories, Inc. common stock		206,894	129,693
Participant loans		31,045	44,142

Net assets available for plan benefits		$4,902,497	$3,632,431

See notes to financial statements.

ATRIX LABORATORIES, INC.
401(k) SAVINGS AND RETIREMENT PLAN

Statements of Changes in Net Assets Available for Benefits
For the Year Ended December 31, 2003 and 2002

	December 31,
	2003	2002
Additions to net assets attributed to:
Investment income:
Net appreciation in fair value of investments	$1,061,435	$—
Interest and dividends	13,144	14,880

Total investment income	1,074,579	14,880

Contributions:
Employer	453,870	396,701
Employee	705,720	632,817
Rollover	26,354	71,368

Total contributions	1,185,944	1,100,886

Total additions	2,260,523	1,115,766

Deductions from net assets:
Benefits paid to participants	984,137	139,221
Net depreciation in fair value of investments	—	470,982
Administrative expense	6,320	989

Total deductions	990,457	611,192

Net increase in assets	1,270,066	504,574
Net assets available for plan benefits:
Beginning of year	3,632,431	3,127,857

End of year	$4,902,497	$3,632,431

ATRIX LABORATORIES, INC.
401(k) SAVINGS AND RETIREMENT PLAN

Notes to Financial Statements

Note 1 – Description of the Plan

General Information

The Atrix Laboratories, Inc. 401(k) Savings and Retirement Plan (the “Plan”) was adopted in 1986, and restated in 1989. Specific information regarding the Plan is available in the Plan document as the following provides only general information.

The Board of Directors of Atrix Laboratories, Inc. (the “Company”) administers the Plan. The Principal Life Insurance Company (“Principal” or “Trustee”) serves as trustee, manages Plan assets, and maintains the Plan’s records. The Plan offers participants a variety of investment options, through various pooled separate accounts, guaranteed interest accounts and Company stock. Individual accounts are invested in the various investment options at the direction of the participants.

The Plan covers all employees of Atrix Laboratories, Inc., (the Company) who are age 21 or older. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions — Employee

Participants in the 401(k) plan may elect to defer from 0% to 17% of salary up to limits set by the Internal Revenue Service ($12,000 for the year ended December 31, 2003). Contributions and earnings thereon are 100% vested and nonforfeitable.

Contributions — Employer

The Company provides an employer matching contribution. For 2003 and 2002, the match is equal to 100% of the first 6% of elective contributions and 50% of the next 6% of elective contributions. Participants are eligible for contributions other than 401(k) elective deferral contributions on the January 1 or July 1 upon 1 year of entry service. A year of entry service is achieved at the end of a service period in which an employee has 1,000 or more hours of service. Employer contributions and earnings thereon are 100% vested at the time of contribution.

Participant Accounts

Each participant’s account is credited with the participant’s contributions, allocations of Company contributions and Plan earnings and losses. Allocations are based upon Plan earnings and account balances, as defined. The benefit to which a participant is entitled is the vested portion of the participant’s account.

ATRIX LABORATORIES, INC.
401(k) SAVINGS AND RETIREMENT PLAN

Notes to Financial Statements

Note 1 – Description of the Plan (continued)

Participant Loans

Participants may obtain loans in amounts up to the lesser of 50% of their vested balance or $50,000 for a period not to exceed 5 years unless the proceeds are used to acquire the participant’s principal residence. Loans used to acquire real estate that serves as the participant’s primary residence may, subject to the Administrator’s determination, may be repaid over a period longer than five years. The loans bear interest at a rate determined at the inception of the loan. Interest rates ranged from 5.50% to 9.50% on outstanding loans at December 31, 2003. Loan principal and interest are repaid through payroll deductions.

Payment of Benefits

Upon termination of service, if the participants account balance equals or exceeds $5,000, the participant may elect to keep their account invested with the Plan and pay the annual administrative fee. A participant may also elect to receive either a lump-sum amount equal to the value of their account or an installment arrangement (upon retirement or death) providing a series of payments. Benefits are recorded when paid.

Administration Costs

The Company provides, at no cost to the Plan, certain administrative, accounting and legal services to the Plan and also pays the cost of certain outside services for the Plan. All transaction costs and certain plan administrative expenses are paid for by the Plan.

Forfeitures

Forfeitures of nonvested balances for terminated employees are used first to pay administrative expenses, then to reduce future Company contributions. There were no forfeitures during 2003 or 2002.

Note 2 – Summary of Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared using the accrual method of accounting.

ATRIX LABORATORIES, INC.
401(k) SAVINGS AND RETIREMENT PLAN

Notes to Financial Statements

Note 2 – Summary of Accounting Policies (continued)

Use of Estimates in the Preparation of Financial Statements

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

The assets for the Plan are comprised of investments in various pooled separate accounts, Company common stock and a guaranteed interest account offered under the Plan. Plan investments in pooled separate accounts and company common stock are valued on a per unit market value basis as determined by Principal, which reflects the fair value of the investments included in the separate funds. Investments in guaranteed interest accounts are valued at contract value.

The net realized and unrealized investments gain or loss (net appreciation or depreciation in fair value of investments) is reflected in the accompanying statement of changes in net assets available for benefits, and is determined as the difference between fair value at the beginning of the year (or date purchased if during the year) and selling price (if sold during the year) or year-end fair value.

The guaranteed interest account is with Principal. Principal maintains the contributions in a general account. The account is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. The contract is included in the financial statements at contract value as reported to the Plan by Principal, which approximates fair value. Contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.

There are no reserves against contract value for credit risk of the contract issuer or otherwise. The average yield was approximately 3% and 4% and crediting interest rates ranged from approximately 1% to 6% for 2003 and 2002, respectively. The crediting interest rate is based on a formula agreed upon with the issuer, but may not be less than 1%. Such interest rates are reviewed on a quarterly basis for resetting.

Risk and Uncertainties

The Plan provides for various investments. Investments, in general, are exposed to various risks, such as interest rate, credit and overall market volatility risks. Due to the level of risk associated with certain investments, it is reasonably possible that changes in the value of investments will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.

ATRIX LABORATORIES, INC.
401(k) SAVINGS AND RETIREMENT PLAN

Notes to Financial Statements

Note 3 – Investments

All plan investments are held with the Principal. Investments that represent 5% or more of the Plan’s net assets available for benefit are denoted with an "*”:

	December 31,
	2003		2002
Pooled separate accounts
Principal Bond and Mortgage	$600,924	*	$559,651	*
Principal Large Cap Stock Index	$487,961	*	$393,401	*
Principal Partner Large Cap Blend I	$363,261	*	$216,914	*
Principal Small Company Blend	$357,343	*	$280,260	*
Principal Medium Company Value	$294,045	*	$174,928
Principal International Stock	$272,969	*	$217,432	*
Janus Advisor Capital Appreciation	$270,118	*	$206,710	*
American Century Income & Growth	$259,724	*	$84,246

During the years ended December 31, 2003 and 2002, the Plan’s investments (including realized and unrealized gains and losses on investments) appreciated (depreciated) in fair value as follows:

	December 31,
	2003	2002
Pooled separate accounts	$934,403	$(445,141)
Company common stock	127,032	(25,841)

	$1,061,435	$(470,982)

Note 4 – Plan Terminations

Although it has not expressed intent to do so, the Company has the right under the Plan to terminate the Plan subject to the provision of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

Note 5 – Income Tax Status

The Plan obtained its latest determination letter in April of 2002, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with applicable requirements of the Internal Revenue Code. Accordingly, there is no provision for income taxes. Although the Plan has been amended since April 2002 and has not received a determination letter from the Internal Revenue Service, the Plan’s administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Internal Revenue Code.

ATRIX LABORATORIES, INC.
401(k) SAVINGS AND RETIREMENT PLAN

Notes to Financial Statements

Note 6 – Related Party Transactions

The Plan invests in securities of the Plan’s sponsoring company. Certain Plan investments are investments managed by Principal Life Insurance Company. Principal Life Insurance Company is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions for the period ending December 31, 2002 and 2003. Fees paid to Principal Financial Group, a party-in-interest, were $989 and $6,320 during the years ending December 31, 2002 and 2003, respectively.

Note 8 – Reconciliation To Form 5500

Net assets and changes in net assets available for benefits of the plan were reported differently for financial statement and Form 5500 reporting. This was a result of $1,338 of interest recorded for financial statement purposes during the year ending December 31, 2002, not recorded on the Form 5500 until the Plan year ending December 31, 2003.

Additionally, there are other differences between financial statement and Form 5500 reporting as the result of differences in how revenues and expenses were classified but resulted in no difference in the change in net assets available for Plan benefits.

Note 9 – Subsequent Events

On June 14, 2004, the Company entered into an Agreement and Plan of Merger (the “Merger Agreement”) with QLT Inc., a company incorporated under the laws of the Province of British Columbia (“QLT”), and Aspen Acquisition Corp., a Delaware corporation and a wholly owned subsidiary of QLT. Under the terms of the Merger Agreement, Aspen Acquisition Corp., will merge with and into the Company, following which the Company will merge with and into Aspen Acquisition II Corp., another wholly owned subsidiary of QLT. Upon completion of the merger, each share of the Company’s common stock issued and outstanding immediately prior to the merger (other than dissenting shares and shares held by the Company, QLT or any of their respective subsidiaries) will be converted into the right to receive one QLT common share and $14.61 in cash (subject to possible adjustment to preserve the expected U.S. federal income tax treatment of the transaction). Pursuant to the terms of the Merger Agreement, each share of the Company’s preferred stock will be converted into the right to receive the number of QLT common shares and the amount of cash that the holder would have been entitled to receive if the preferred stock had been converted into common stock immediately prior to the merger.

In general, under the terms of the Merger Agreement, for a period of not less than twelve (12) months following the effective time of the merger, the employees of the Company who remain in the employment of the Company, as the surviving corporation following the merger, and its subsidiaries shall receive health insurance coverage, a 401(k) plan (including matching contributions) and employee benefits generally that, in each case, are in the aggregate substantially comparable to the employee benefits provided under the Company’s employee benefit plans to such employees

ATRIX LABORATORIES, INC.
401(k) SAVINGS AND RETIREMENT PLAN

Notes to Financial Statements

immediately prior to the effective time of the merger; provided, that neither QLT nor the Company, as the surviving corporation, nor any of their subsidiaries, shall have any obligation to issue, or adopt any plans or arrangements providing for the issuance of shares of capital stock, warrants, options or other rights in respect of any shares of capital stock of any entity or any securities convertible or exchangeable into such shares pursuant to any such plans or arrangement; and provided further, that no plans or arrangements of the Company or any of its subsidiaries providing for such issuance shall be taken into account in determining whether employee benefits are substantially comparable in the aggregate. Neither QLT nor the Company, as the surviving corporation following the merger, will be required to continue any specific plans or to continue the employment of any specific person or, from modifying the terms or carriers of any specific plans.

The merger is subject to customary closing conditions, including the approval of the Company’s stockholders and QLT’s shareholders.

SUPPLEMENTAL INFORMATION

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
At December 31, 2003

Employer Identification Number: 84-1043826
Plan Number: 001

		(c) Description of Investment
	(b) Identity of Issue,	Including Maturity Date, Rate of
	Borrower, Lessor or Similar	Interest, Collateral, Par or Maturity
(a)	Party	Value	(e) Current Value
*	Principal Life Insurance Company	Guaranteed Interest Account	$227,337
	Pooled separate accounts
*	Principal Life Insurance Company	Principal Bond and Mortgage	600,924
*	Principal Life Insurance Company	Principal Large Cap Stock Index	487,961
*	Principal Life Insurance Company	Principal Partner Large Cap Blend I	363,261
*	Principal Life Insurance Company	Principal Small Company Blend	357,343
*	Principal Life Insurance Company	Principal Medium Company Value	294,045
*	Principal Life Insurance Company	Principal International Stock	272,969
*	Principal Life Insurance Company	Janus Advisor Capital Appreciation	270,118
*	Principal Life Insurance Company	American Century Income & Growth	259,724
*	Principal Life Insurance Company	Principal Money Market	223,219
*	Principal Life Insurance Company	Principal International Small Company	148,267
*	Principal Life Insurance Company	Russell Life Aggressive Strategy (D)	143,402
*	Principal Life Insurance Company	Principal Medium Company Blend	137,259
*	Principal Life Insurance Company	Principal Partner Mid Cap Growth I	121,856
*	Principal Life Insurance Company	American Century Ultra (ADV)	120,128
*	Principal Life Insurance Company	Invesco Small Company Growth	116,315
*	Principal Life Insurance Company	American Century Small Cap Value (ADV)	109,149
*	Principal Life Insurance Company	Fidelity ADV Mid Cap	91,997
*	Principal Life Insurance Company	Principal Partner Mid Cap Growth	87,750
*	Principal Life Insurance Company	Principal Financial Group Inc, Stock	87,316
*	Principal Life Insurance Company	Fidelity ADV Value Strategy	40,875
*	Principal Life Insurance Company	Principal Stock Emphasis Balance	26,527
*	Principal Life Insurance Company	Principal Real Estate	25,476
*	Principal Life Insurance Company	Russell Life Moderate Strategy (D)	14,201
*	Principal Life Insurance Company	Russell Life Conservative Strategy (D)	11,156
*	Principal Life Insurance Company	Russell Life Balance Strategy (D)	11,086
*	Principal Life Insurance Company	Russell Life Equity Aggressive Strategy (D)	7,772
*	Principal Life Insurance Company	Principal Bond Emphasis Balance	5,429
*	Principal Life Insurance Company	Principal Government Securities	1,696
*	Atrix Laboratories, Inc.	Common stock	206,894
*	Participant loans	Interest rates ranging from 5.50% to 9.50% and maturity dates ranging from January 2004 to August 2009, collateralized by participant accounts	31,045

	Total Assets Held for Investment Purposes		$4,902,497

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees of the Atrix Laboratories, Inc. 401(k) Savings & Retirement Plan have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Atrix Laboratories, Inc. 401(k) Savings & Retirement Plan (Name of Plan)
Date: October 5, 2004	By:	/s/ GREGORY A. GOULD
		Name:	Gregory A. Gould
		Title:	Trustee

Date: October 5, 2004	By:	/s/ THOMAS S. CALLAWAY
		Name:	Thomas S. Callaway
		Title:	Trustee

EXHIBIT INDEX

Exhibit Number	Description
23.1	Consent of Ehrhardt Keefe Steiner & Hottman PC, Registered Public Accounting Firm